Mark J. Wishner, Esq.

Tel 703.749.1352

Fax 703.714.8359

WishnerM@gtlaw.com

February 27, 2013

VIA EDGAR AND OVERNIGHT MAIL

Mr. Duc Dang

Senior Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Macau Resources Group Limited

Amendment No. 1 to Registration Statement on Form F-4

Filed February 13, 2013

File No. 333-185939

Dear Mr. Dang:

On behalf of Macau Resources Group Limited (the “Company”), set forth herein please find the responses to the comments given in your letter dated February 25, 2013 regarding Amendment No. 1 to the Company’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “Commission”) on February 13, 2013. The comments contained in your letter are reproduced below, together with our responses thereto.

With this letter, the Company is filing via EDGAR Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Supplementally, we are delivering to the Commission three copies of a version of Amendment No. 2 that has been marked by the financial printers to show the changes from Amendment No. 1 to the Registration Statement.

The Merger, page 26

Certain Material US Federal Income Tax Consequences, page 28

Duc Dang, Senior Counsel

Securities and Exchange Commission

February 27, 2013

COMMENT: 1. The opinion filed in response to comment 1 of our letter dated January 25, 2013, indicates that the disclosure in this section constitutes counsel’s opinion. Please revise this section to disclose the opinion and attribute the legal conclusion to counsel.

RESPONSE:

The Company has revised the disclosure on pages 28 and 30 in response to the Staff’s comment.

Information about Macau Resources, page 46

COMMENT: 2. We note your response to comment 3. Your Profit Interest Agreement refers specifically to the Junket Promotion Agreement dated May 17, 2011. Please clarify how the annual termination and renewal of the Junket Promoters agreement impacts, if at all, the effectiveness of the Profit Interest Agreement.

RESPONSE:

The Company is filing with Amendment No. 2 a corrected version of the Profit Interest Agreement which makes clear that the Profit Interest Agreement applies to any agreement that replaces or supercedes the Junket Promotion Agreement dated May 17, 2011, and the Company has clarified the disclosure on page 53 accordingly.

COMMENT: 3. Here or in your MD&A, please confirm if the profit interests you would have been assigned, assuming the assignment agreement was in place, would equal the net income disclosed on page 64.

RESPONSE:

The Company has added disclosure on page 53 confirming that the profits interests that would have been assigned would equal the net income disclosed on page 64.

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Please do not hesitate to call me at (703) 749-1352 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Mark Wishner

Mark Wishner